Result of Shareholder Votes
The Annual Meeting of Shareholders of the Fund was held on October 9, 2012.
With regard to the election of the following Trustee of the Fund:


  	  	Number of Shares		Number of Shares
		In Favor			Withheld

Asuka Nakahara	106,786,790.159	  		2,226,089.367

The other Trustees of the Fund whose terms did not expire in 2012 are T. Ritson Ferguson, Frederick Hammer, Richard L. Sutton and John Bartholdson.